SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

EXTRAORDINARY SHAREHOLDERS’ MEETING

November 30, 2018

INDEX

(i) Elect the new members to compose the Board of Directors.

(ii) Additional information and where to find it.

Appendix I – Members appointed by Management

Appendix II – Remote Voting Form

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07
Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

Dear Shareholders,

The Company’s Management hereby submits to shareholders the following proposal to be purpose of deliberation at the Extraordinary Shareholders’ Meeting to be held on November 30, 2018, at 10:00 a.m., at the Company’s headquarters, located in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar, CEP: 05425-070, to resolve on:

(i) Election of members to compose the Fiscal Council with term of office until the 2019 Annual Shareholders’ Meeting.

Considering the installation of the Fiscal Council as approved at the 2018 Annual Shareholders’ Meeting (“2018 ASM”), and provisions of Article 40 of the Company’s Bylaws, the Company’s Management proposes to elect the following members and respective deputies to complete the remaining term of office of the Fiscal Council elected at the 2018 ASM, to expire at the 2019 Annual Shareholders’ Meeting, namely:

(a)                    as sitting members:

(1)          Fabio Mansur,

(2)          Olavo Fortes Campos Rodrigues Júnior, and

(3)          Marcelo Martins Louro;

(b)                    And, as deputy members:

(1)          Thiago Fukushima,

(2)          Eliane Jesus de Santana, and

(3)          Rafael Calipo Ciampone.

Pursuant to Article 10 of ICVM 481, the information referring to the candidates to the positions as members of the Fiscal Council supported by the Company’s management is detailed in Appendix I hereto.

(ii) Additional information and where to find it.

Shareholders may exercise their remote voting right, by completing the remote voting form for the Meeting made available by the Company in the Appendix II hereto. Shareholders opting for exercising their voting right via the remote voting form shall comply with the rules and formalities described in the Remote Voting Form and item 12.2 of the Company’s Reference Form (Rules, policies, and practices referring to general meetings), available on the websites mentioned below.

The documents provided for by ICVM 481 were submitted to CVM on this date, via the Periodic Information System (IPE), and are available to shareholders, at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br). The documents may be consulted and examined at the Company’s headquarters, and if shareholders are interested, they shall schedule date and time with the Investor Relations Department.

São Paulo, October 30, 2018.

The Management

Gafisa S.A.

Appendix I – Management Candidates

(as per Appendix 24, items 12.5 to 12.10 of CVM Instruction No. 480/09.)

Information on candidates to the Board of Directors nominated by the Company’s Management for the Extraordinary Shareholders’ Meeting to be held on November 30, 2018.

12.5/12.6 Composition and professional experience of management and fiscal council1:

Name	Birth Date	Management Body	Date of election	Term of office	No. of consecutive terms of office
CPF	Profession	Position held	Date of investiture	Elected by controlling shareholder	Percentage of attendance at meetings
Other positions and duties held at the issuer			Description of another position/duty
Fabio N S Mansur	16/01/1973	Fiscal Council (sitting member)	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 11/30/2018	If elected, until 2019 Annual Shareholders’ Meeting	0
659.494.800-82	Civil Engineer		12/03/2018.	No.	0
No other positions or duties held at the Company
Olavo Fortes Campos Rodrigues Júnior	11/16/1961	Fiscal Council (sitting member)	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 11/30/2018	If elected, until 2019 Annual Shareholders’ Meeting	2
769.488.977-20	Business Administrator		12/03/2018.	No.	100%
No other positions or duties held at the Company
Marcelo Martins Louro	07/24/1971	Fiscal Council (sitting member)	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 11/30/2018	If elected, until 2019 Annual Shareholders’ Meeting	2
108.319.918-02	Business Administrator		12/03/2018.	No.	0
No other positions or duties held at the Company
Thiago Fukushina	08/07/1983	Fiscal Council (deputy member)	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 11/30/2018	If elected, until 2019 Annual Shareholders’ Meeting	0
996.926.941-00	Business Administrator	Independent Board Member (Sitting Member)	12/03/2018.	No.	0
No other positions or duties held at the Company
Eliane de Jesus Santana	08/11/1970	Fiscal Council (deputy member)	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 11/30/2018	If elected, until 2019 Annual Shareholders’ Meeting	0
143.189.528-86	Systems Analyst		12/03/2018.	No.	0
No other positions or duties held at the Company
Rafael Calipo Ciampone	07/20/1989	Fiscal Council (deputy member)	Proposal to be elected at the Extraordinary Shareholders’ Meeting of 11/30/2018	If elected, until 2019 Annual Shareholders’ Meeting	0
395.246.888-67	Economist		12/03/2018.	No.	0
No other positions or duties held at the Company

Name	CPF/Passport
Professional Experience / Declaration of Any Conviction / Independence Criteria
Fabio N S Mansur	659.494.800-82

Professional Experience: Engineer (UCPEL 1997) with graduate studies in Civil Engineering (UFRGS 1999). Founder of Rice Brasil (1999), grains warehouse company, which became one of the main warehouses of the federal government rice public inventories (CONAB). From 2012 to 2017, Mr. Mansur served as Controller at the companies Sistema Engenharia e Sistema Materiais de Construção, in charge of the group’s accounting, tax, legal and financial structure. In 2017, Mr. Mansur acted as main executive in the sale process of a building material company to the group Quero-Quero which pertains to Advent Fund. Currently, Mr. Mansur acts as administrative officer at Engenho Celina LTDA, a company of the food distribution sector, he is also a fiscal council member of  Saraiva SA Livreiros Editores

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group.

Declaration of Any Conviction: Mr. Fabio N S Mansur declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To nominate this member to the Company’s Fiscal Council, the criteria provided for in the applicable laws were observed, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Olavo Fortes Campos Rodrigues Júnior	769.488.977-20

Professional Experience: Mr. Olavo initiated his career at Arthur Andersen in the audit and consulting areas. His professional experience includes services companies management, industry, retail, having worked at Carrefour, Pepsi-Cola Engarrafadora, Alcoa Brasil and Argentina and Grupo Siciliano, as Chief Executive Officer. Over the last five years he acted (i) as a member of the Fiscal Council of Duke Enegy International, Geração Paranapanema S.A., a company operating in the hydroelectric generation sector and energy trading; (ii) a member of the Board of Directors of Renova Energia S.A., a publicly-held company operating in the renewable energy sector, especially the wind energy; (iii) a deputy member of the fiscal council of São Carlos Empreendimentos e Participações S.A., commercial properties asset management company; and (iv) a member of the fiscal council of Alphaville Urbanismo S.A.,a company operating in development of urban lots, and the Company holds 30% interest in Alphaville Urbanismo S.A.’s capital. Currently, he holds the following positions: (a) a member of the Company’s Fiscal Council; (b) a member of Construtora Tenda S.A.’s fiscal council, a publicly-held company operating in the construction and development of real estate projects and the Company’s wholly-owned subsidiary; (c) a member of the Fiscal Council of Usinas Paulista Lavrinhas and Paulista Queluz de Energia S.A., closely-held corporations operating in the hydroelectric generation sector and energy trading – PCHs; (d) Managing Partner at OREA Consultoria Empresarial, a company operating in the business management and corporate governance consulting; and (e) President of São Isidoro Foundation, a non-profit organization.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of Gafisa’s shares nor compose its economic group, except for Construtora Tenda S.A. and Alphaville Urbanismo.

Declaration of Any Conviction: Mr. Olavo  Fortes Campos Rodrigues Júnior declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To nominate this member to the Company’s Fiscal Council, the criteria provided for in the applicable laws were observed, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Marcelo Martins Louro	118.319.918-02

Professional Experience: Mr. Louro initiated his career at Arthur Andersen in the audit and consulting areas, currently he is a deputy member of the Company’s fiscal council and Construtora Tenda S.A.. Over the last five years, he acted as (i) Chief Financial Officer and a deputy member of the Fiscal Council of Alphaville Urbanismo S.A., a company operating in development of urban lots, and the Company holds 30% interest in Alphaville Urbanismo S.A.’s capital ; (ii) Planning and Control Officer at Construtora Tenda S.A., a publicly-held company operating in the construction and development of real estate projects and the Company’s wholly-owned subsidiary; (iii) Chief Financial Officer at Scalina S.A., a textile company; and (iv) Investor Relations Officer at T4F Entretenimento S.A., an entertainment company. The Company holds 30% interest in Alphaville Urbanismo S.A.’s capital, a company whose main activity is the development of urban lots and parent company of Construtora Tenda S.A..

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group, except for Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Declaration of Any Conviction: Mr. Marcelo Martins Louro declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

Independence Criteria: To nominate this member to the Company’s Fiscal Council, the criteria provided for in the applicable laws were observed, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Thiago Fukushima	996.926.941-00
Professional Experience: Mr. Fukushima is graduated in business administration from the Pontifical Catholic University. Thiago has been working as trader at GWI Asset Management since 2016.

Declaration of Any Conviction: Mr. Thiago Fukushima declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group, except for GWI Asset Management.

Independence Criteria: To nominate this member to the Company’s Fiscal Council, the criteria provided for in the applicable laws were observed, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Eliane Jesus de Santana	143.189.528-86

Professional Experience: Mrs. Santana is graduated in Information Systems with Anbid CPA 20 certification, and career developed in commercial area management, with broad experience as team leader, client prospecting, elaboration of managerial reports and new business effectiveness, being liable for raising R$400 million with 550 investors through specific segmentation to the Korean community (GWI Asset Management), company where she has been working since 1997.

Declaration of Any Conviction: Mrs. Eliana Jesus de Santana declared for all legal purposes that over the past five years, she was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify her to practice any profession or business activity.

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group, except for GWI Asset Management

Independence Criteria: To nominate this member to the Company’s Fiscal Council, the criteria provided for in the applicable laws were observed, especially the provisions of Article 162, caput and Paragraph 2 of Law No. 6.404/76.

Rafael Calipo Ciampone	395.246.888-67

Professional Experience: Mr. Ciampone is graduated in economics from the Getúlio Vargas Foundation. Mr. Ciampone has been acting as portfolio analyst at GWI Asset Management since 2015

None of these companies hold relevant interest in the Company’s capital, is controlled by Company’s shareholder holding direct or indirect interest equal of 5% or more of same class or type of the Company’s shares nor compose its economic group, except for GWI Asset Management.

Declaration of Any Conviction: Mr. Rafael Calipo Ciampone declared for all legal purposes that over the past five years, he was not subject to the effects of any criminal conviction, any adverse judgment or application of penalty in the Brazilian Securities and Exchange Commission (CVM) administrative proceeding or any final and unappealable judgment, at the judicial or administrative level to suspend or disqualify him to practice any profession or business activity.

12.9 Existence of marital relationship, common-law marriage or kinship up to second degree referring to management of issuers, subsidiaries and controlling shareholders:

There is no marital relationship, common-law marriage or kinship up to second degree among (i) the candidates of Management Candidates or (ii) among them and Management of direct or indirect subsidiaries of the Company. This item shall not apply in relation to controlling shareholders, since the Company’s capital is widespread.

12.10 subordination relations, service rendering or control among management and subsidiaries, controlling shareholders and other:

There is no subordination relation or control among candidates of Management Candidates and (i) direct or indirect subsidiaries of the Company or (ii) supplier, customer, debtor or creditor of the Company, its subsidiary or subsidiaries of any of these persons. This item shall not apply to controlling shareholders, since the Company’s capital is widespread.

** ** **

Appendix II – Remote Voting Form

(Appendix 21-F of ICVM 481)

Extraordinary Shareholders’ Meeting to be held on November 30, 2018

Last update: 10/30/2018

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - GAFISA S.A. to be held on 11/30/2018

Shareholder's Name

Shareholder's CNPJ or CPF

E-mail

Instructions on how to cast your vote

This Bulletin of Distance Voting (the Bulletin), referring to the extraordinary general meeting of Gafisa SA (Company), to be held on first call on November 30, 2018, at 10:00 am, must be filled in if the shareholder chooses to exercise his/her distance voting rights, pursuant to article 121, sole paragraph, of Law 6,404 / 1976 (the Corporate Law) and CVM Instruction 481/2009 (the ICVM 481).

To do so, it is imperative that the shareholder fill in the above fields with their full name (or corporate name, if legal entity) and registration number with the Ministry of Finance, either in the CNPJ or in the CPF. Filling in the email address is recommended, although it is not required.

In order for this Bulletin to be considered valid and the votes cast thereon be counted as part of the quorum of the general meeting, (i) all the fields below must be duly filled out; (ii) all of its pages must be initialed by the shareholder; and (iii) at the end, the shareholder (or its legal representative, as the case may be) shall sign it.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder who elects to exercise his/her distance voting right may (i) fill out this Bulletin and send it directly to the Company; or (ii) transmit voting instructions to qualified service providers (pursuant to Article 21-B, item II, of ICVM 481), subject to the following guidelines:

EXERCISE OF VOTING BY SERVICE PROVIDERS

The shareholder who elects to exercise his/her distance voting right through service providers (pursuant to article 21-B, item II, of ICVM 481) must transmit his voting instructions to his respective custodians, observing its procedures, which shall, in turn, forward such voting instructions to the Central Depository of B3 SA - Brasil, Bolsa, Balcão (the B3). To this end, shareholders should contact their custodians and verify the procedures established by them for issuing voting instructions through a bulletin, as well as the documents and information required by them.

SUBMISSION OF THE NEWSLETTER BY THE SHAREHOLDER DIRECTLY TO THE COMPANY

The shareholder who elects to exercise his/her distance voting right, by sending this Bulletin directly to the Company, shall send the following documents to the Companys head office, at the address indicated below:

(i) Printed copy of this Bulletin, duly completed, initialed and signed; and

(ii) Authenticated copy of the following documents:

(a) For Brazilian Citizens: photo ID.

(b) For legal entities: (1) the last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; and (2) identity document with photo of legal representative.

(c) For Investment Funds: (1) the latest consolidated regulation of the fund; (2) status or bylaws of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and (3) identity document with photo of legal representative.

This Bulletin, accompanied by the required documentation, shall be considered valid only if received by the Company, in full order, until November 23, 2018, also. Bulletins received by the Company after this date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

This Bulletin and related documents must be sent to Avenida Nações Unidas, nº 8501, 19th floor, Pinheiros, São Paulo / SP, CEP 05425-070, to the attention of the Investor Relations Department.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.
Address: Avenida Brigadeiro Faria Lima 3,500, 3rd floor, CEP 04538-132, city and State of São Paulo
Email: atendimentoescrituracao@itau-unibanco.com.br
Telephone: 3003-9285 (capitals and metropolitan areas) / 0800 7209285 (other locations)
Business Hours: Business Days from 9 a.m. to 6 p.m.

Resolutions concerning the Extraordinary General Meeting (EGM)

Election of the fiscal board by single group of candidates

Membros indicados pela Administração

Last update: 10/30/2018

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - GAFISA S.A. to be held on 11/30/2018

Shareholder's Name

Shareholder's CNPJ or CPF

E-mail

Instructions on how to cast your vote

This Bulletin of Distance Voting (the Bulletin), referring to the extraordinary general meeting of Gafisa SA (Company), to be held on first call on November 30, 2018, at 10:00 am, must be filled in if the shareholder chooses to exercise his/her distance voting rights, pursuant to article 121, sole paragraph, of Law 6,404 / 1976 (the Corporate Law) and CVM Instruction 481/2009 (the ICVM 481).
To do so, it is imperative that the shareholder fill in the above fields with their full name (or corporate name, if legal entity) and registration number with the Ministry of Finance, either in the CNPJ or in the CPF. Filling in the email address is recommended, although it is not required.
In order for this Bulletin to be considered valid and the votes cast thereon be counted as part of the quorum of the general meeting, (i) all the fields below must be duly filled out; (ii) all of its pages must be initialed by the shareholder; and (iii) at the end, the shareholder (or its legal representative, as the case may be) shall sign it.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder who elects to exercise his/her distance voting right may (i) fill out this Bulletin and send it directly to the Company; or (ii) transmit voting instructions to qualified service providers (pursuant to Article 21-B, item II, of ICVM 481), subject to the following guidelines:

EXERCISE OF VOTING BY SERVICE PROVIDERS
The shareholder who elects to exercise his/her distance voting right through service providers (pursuant to article 21-B, item II, of ICVM 481) must transmit his voting instructions to his respective custodians, observing its procedures, which shall, in turn, forward such voting instructions to the Central Depository of B3 SA - Brasil, Bolsa, Balcão (the B3). To this end, shareholders should contact their custodians and verify the procedures established by them for issuing voting instructions through a bulletin, as well as the documents and information required by them.

SUBMISSION OF THE NEWSLETTER BY THE SHAREHOLDER DIRECTLY TO THE COMPANY
The shareholder who elects to exercise his/her distance voting right, by sending this Bulletin directly to the Company, shall send the following documents to the Companys head office, at the address indicated below:
(i) Printed copy of this Bulletin, duly completed, initialed and signed; and
(ii) Authenticated copy of the following documents:
(a) For Brazilian Citizens: photo ID.
(b) For legal entities: (1) the last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; and (2) identity document with photo of legal representative.
(c) For Investment Funds: (1) the latest consolidated regulation of the fund; (2) status or bylaws of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and (3) identity document with photo of legal representative.
This Bulletin, accompanied by the required documentation, shall be considered valid only if received by the Company, in full order, until November 23, 2018, also. Bulletins received by the Company after this date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

This Bulletin and related documents must be sent to Avenida Nações Unidas, nº 8501, 19th floor, Pinheiros, São Paulo / SP, CEP 05425-070, to the attention of the Investor Relations Department.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.
Address: Avenida Brigadeiro Faria Lima 3,500, 3rd floor, CEP 04538-132, city and State of São Paulo
Email: atendimentoescrituracao@itau-unibanco.com.br
Telephone: 3003-9285 (capitals and metropolitan areas) / 0800 7209285 (other locations)
Business Hours: Business Days from 9 a.m. to 6 p.m.

Resolutions concerning the Extraordinary General Meeting (EGM)

Election of the fiscal board by single group of candidates

Membros indicados pela Administração

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer